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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8-18812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CORBY CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 HIGH STREET
(No. and Street)

BOSTON MA 02110
(City) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN KIRBY 617-482-8780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUNN & HOBAN PC
(Name — if individual, state last, first, middle name)

1179 HIGH STREET WESTWOOD MA 02090
(Address) (City) (State) Zip Code)

PROCESSED
MAY 02 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

4/6/09

OATH OR AFFIRMATION

I, SUSAN H KIRBY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORBY CAPITAL MARKETS, INC, as of DECEMBER 31, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Susan H. Kirby
Signature

SECRETARY / TREASURER
Title

Notary Public

SUFFOLK CNTY MASSACHUSETTS
COMMISSION EXP. 11/25/05


JONATHAN P. HAGENSTEIN
MY COMM. EXPIRES NOV. 25, 2005
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2004 AND 2003

CORBY CAPITAL MARKETS, INC.

DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS

Dunn & Hoban, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheets of Corby Capital Markets, Inc. as of December 31, 2004 and 2003, and the related statements of income, retained earnings, cash flows, changes in shareholders' equity, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with principles generally accepted in the United States of America.



Certified Public Accountants
Westwood, Massachusetts

February 21, 2005

CORBY CAPITAL MARKETS, INC.
Balance Sheets
December 31, 2004 and 2003

		2004		2003
Assets				
Current Assets:				
Cash	$	80,728	$	200,517
Dividends and interest receivable		83,233		52,968
Investment securities (Note 1 and 2)		7,317,121		9,773,817
Prepaid expenses		51,611		50,467
Prepaid taxes		24,906		0
Loan receivable		0		2,514
Total current assets		7,557,599		10,080,283
Property and equipment, net (Note 3)		37,116		49,994
Other assets:				
Deferred income taxes (Note 6)		1,512		0
Deposits		75,447		75,280
Total Assets:	$	7,671,674	$	10,205,557
Liabilities and Shareholders' Equity				
Current liabilities:				
Payable to clearing organization	$	5,516,885	$	7,946,478
Accounts payable		6,016		6,952
Income taxes payable		0		119,210
Accrued expenses and other liabilities		76,945		243,032
Total current liabilities		5,599,846		8,315,672
Liabilities subordinated to claims of general creditors (Note 4)		0		330,221
Deferred tax liability		0		9,107
Shareholders' equity:				
Common stock (Note 11)		9,251		9,251
Preferred stock, $1.00 par value, 330,221 shares issued and outstanding		330,221		0
Additional paid-in capital		957,550		957,550
Retained earnings		942,306		704,756
Treasury stock, 120,000 shares in 2004 and 95,000 shares in 2003, at cost		(167,500)		(121,000)
Total shareholders' equity		2,071,828		1,550,557
Total liabilities and shareholders' equity:	$	7,671,674	$	10,205,557

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statements of Income and Retained Earnings
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Commissions from securities transactions	$ 21,160	$ 73,280
Net gain on principal transactions	3,600,552	4,157,596
Underwriting and syndicated management fees	42,313	62,221
Total revenue	3,664,025	4,293,097
Operating expenses	3,132,057	3,649,102
Income from operations	531,968	643,995
Other income/(expense):		
Interest income	31,390	18,244
Dividend income	8	569
Interest expense	(126,279)	(182,133)
Other expense	(15,000)	(15,000)
Total other income expense	(109,881)	(178,320)
Income (loss) before income taxes	422,087	465,675
Income tax benefit/(expense) (Note 6)	(171,053)	(207,781)
Net income (loss)	251,034	257,894
Retained earnings, beginning of year	704,756	480,067
Dividends paid	(13,484)	(33,205)
Retained earnings, end of year	$ 942,306	$ 704,756

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 251,034	$ 257,894
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	27,880	22,397
Changes in operating assets and liabilities:		
(Increase) decrease in securities owned	2,456,696	(517,252)
(Increase) decrease in dividend and interest receivable	(30,265)	15,212
(Increase) decrease in prepaid expenses	(1,144)	(5,831)
(Increase) decrease in prepaid taxes	(24,906)	0
(Increase) decrease in loan receivable	2,514	6,236
(Increase) decrease in deferred income taxes	(1,512)	10,490
(Increase) decrease in other assets	(167)	(120)
Increase (decrease) in payable to clearing organizations	(2,430,529)	366,210
Increase (decrease) in income taxes payable	(119,210)	23,857
Increase (decrease) in deferred tax liability	(9,107)	9,107
Increase (decrease) in other liabilities	(166,087)	5,103
Net cash provided by (used in) operating activities	(44,803)	193,303
Cash flows from investing activities:		
Acquisition of property and equipment	(15,002)	(19,082)
Net cash (used in) investing activities	(15,002)	(19,082)
Cash flows from financing activities:		
Proceeds from issuance of treasury stock	0	49,000
Dividends paid	(13,484)	(33,205)
Repurchase of treasury stock	(46,500)	0
Net cash provided by (used in) financing activities	(59,984)	15,795
Net increase (decrease) in cash and cash equivalents	(119,789)	190,016
Cash and cash equivalents (beginning of year)	200,517	10,501
Cash and cash equivalents, end of year	$ 80,728	$ 200,517
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	126,279	182,133
Taxes	$ 206,578	$ 179,624

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock	Preferred Stock	Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance at January 1, 2003	$ 9,251	$ 0	$ 957,550	$ (170,000)	$ 480,067	$ 1,276,868
Issuance of treasury stock				49,000		49,000
Payment of dividends					(33,205)	(33,205)
Net income					257,894	257,894
Balance at December 31, 2003	9,251	0	957,550	(121,000)	704,756	1,550,557
Repurchase of treasury stock				(46,500)		(46,500)
Issuance of preferred stock		330,221				330,221
Payment of dividends					(13,484)	(13,484)
Net income					251,034	251,034
Balance at December 31, 2004	$ 9,251	$ 330,221	$ 957,550	$ (167,500)	$ 942,306	$ 2,071,828

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statements of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Years Ended December 31, 2004 and 2003

		Class A
Balance at January 1, 2003	$	330,221
Balance at December 31, 2003		330,221
Balance at December 31, 2004	$	0

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2004

Note 1 – Summary of Significant Accounting Policies

Business Activity

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts.

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis. At December 31, 2004 and 2003, the securities owned portfolios comprised of debt and equity securities classified as trading securities in conjunction with FASB 115.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment is calculated by the double declining balance method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $48,438 and $30,281 for the years ended December 31, 2004 and 2003 respectively.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2004

Note 1 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2004 and 2003 are as follows:

	Cost	2004 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 5,515,358	$ 5,456,254	$ (59,104)
Equity	1,911,124	1,860,867	(50,257)
Total	$7,426,482	$7,317,121	$(109,361)

	Cost	2003 Market Value	Unrealized Gain/(Loss)
Debt Securities	$ 9,811,414	$ 9,773,817	$ (37,597)
Total	$ 9,811,414	$ 9,773,817	$ (37,597)

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2004

Note 3 – Property and Equipment

At December 31, 2004 and 2003, property and equipment consisted of the following:

	2004	2003
Furniture and fixtures	$446,900	$446,900
Computer and telephones	34,085	19,082
	$480,985	$465,982
Less accumulated depreciation	443,869	415,988
	$ 37,116	$ 49,994

Depreciation expense for the years ended December 31, 2004 and 2003 was $27,880 and $22,397.

Note 4 – Subordinated Notes

Class A Notes

At December 31, 2004 and 2003, the Company had $0 and $330,221 respectively, of Class A notes. The notes are due June 1, 2014, and bear interest at 9.25% annually. Interest is payable annually on June 1 of each year commencing with June 1, 1995. The notes are subordinated to the claim of general creditors as described in rule 15c-1 of the Securities and Exchange Act of 1934.

On June 1, 2004, the $330,221 of Class A notes were converted to 7 ½ % preferred stock.

Two shareholders of the Company are the subordinated Class A note holders.

The interest cost was $12,727 and $30,545 for the years ended December 31, 2004 and 2003, respectively.

Note 5 – Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company contributions to the Profit Sharing Plan for the years ended December 31, 2004 and December 31, 2003 were $30,000 and $100,000, respectively.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2004

Note 6 – Federal and State Income Taxes

Financial Accounting Standards No. 109, "Accounting for Income taxes" required that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company's total deferred tax assets at December 31, 2004 and 2003 are as follows:

	2004	2003
Total deferred tax asset/(liability)	$ 1,512	$ (9,107)

Those amounts have been presented in the Company's financial statements as follows:

Current deferred tax asset/(liability)	$ 0	$ 0
Non current deferred tax asset/(liability)	1,512	(9,107)
Total deferred tax assets/(liability)	$ 1,512	$ (9,107)

The income tax expense differs from amounts currently payable because certain revenues and expenses are reported in the income statement in periods that differ from those in which they are subject to taxation.

The principal differences in timing between the income statement and taxable income involve depreciation expenses recorded on the straight-line method in the income statement and by accelerated methods for tax purposes.

Income tax benefit consists of the following:

	2004	2003
Current tax (expense)/benefit		
Federal	$(131,882)	$ (155,733)
State	(49,790)	(50,842)
	(181,672)	(206,575)
Deferred income tax (expense)/benefit		
Federal	7,595	(17,238)
State	3,024	16,032
	10,619	(1,206)
Total income tax (expense)/benefit	$(171,053)	$ (207,781)

The principal difference between state and federal tax (expense)/benefit is due to municipal bond interest that is non-taxable for federal income tax purposes.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2004

Note 7 – Commitments

On September 1, 2002, the Company entered into a five-year lease expiring August 31, 2007 for space located at 10 High Street in Boston, Massachusetts. The terms of the lease require monthly payments of $7,213 for the first three years and $7,432 for the last two years.

At December 31, 2004 and 2003, rent expense was $90,380 and $86,556.

Minimum lease payments due under this lease for the next three years are as follows:

Year	Amount
2005	87,433
2006	89,182
2007	59,455
	$ 236,070

Note 8 – Net Capital Requirements

The Company is subject to the Security and Exchange Commission's uniform net capital rule (Rule 15c3-1), which required the maintenance of minimum net capital and required that the ratio of aggregate indebtedness, as defined shall not exceed 15 to 1. The Company had net capital and net capital requirements under these provisions as follows:

Net Capital	1,688,312
Net Capital Requirement	100,000
Net Capital Ratio	17 To 1

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2004

Note 9 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 0% and 18% at December 31, 2004 and 2003, computed as follows:

	2004	2003
Equity	$ 2,071,828	$ 1,550,557
Debt and other subordinated notes	0	330,221
Total debt/equity	$ 2,071,828	$ 1,880,778
Debt to debt/equity ratio	0%	18%

Note 10 – Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has vesting requirements. At December 31, 2004 and 2003, no options were granted.

Note 11 – Capital Structure

At December 31, 2004 and 2003, the Company had 1,300,000 shares of $.01 par value common stock, 925,134 shares issued and 805,134 and 830,134 outstanding respectively. Common shares are voting and dividends are paid at the discretion of the Board of Directors. At December 31, 2003, the Company paid dividends of $33,205 and $0 at December 31, 2004.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

On June 1, 2004, the Company converted its Class A subordinated notes to 7 ½% preferred stock. The Company paid dividends on the preferred stock of $13,484.

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

REPORT ON SUPPLIMENTARY INFORMATION

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages is presented for the purposes of additional analysis and, although not required for a fair presentation of financial position, results of operations, and cash flows, was subjected to the audit procedures applied in the audit of the basic financial statements taken as a whole.



Westwood, Massachusetts
February 21, 2005

CORBY CAPITAL MARKETS, INC.

Statements of Operating Expenses

For the Years Ended December 31, 2004 and 2003

		2004		2003
Advertising	$	48,438	$	30,281
Automobile lease		11,097		0
Blanket bond		440		2,642
Clearing charges		297,708		311,161
Contributions		18,950		14,650
Courier		2,534		3,369
Depreciation		27,880		22,397
Dues and subscriptions		168,237		148,821
Health insurance		93,349		79,504
Insurance		28,275		23,923
Legal and professional fees		110,702		162,179
Licenses and taxes		494		31
Maintenance and repairs		15,295		13,865
Office expense		4,348		9,244
Other broker/dealer expenses		18,532		21,483
Payroll taxes		89,359		91,094
Postage		6,705		3,009
Printing		6,002		1,790
Professional development		2,791		1,173
Rent		90,380		86,559
401 (k) and profit sharing plan fees		32,761		103,106
Salaries and commissions		1,924,135		2,364,454
Supplies		10,873		13,907
Telephone		33,416		33,869
Travel and entertainment		85,098		102,800
Utilities		4,258		3,791
Total Operating Expenses	$	3,132,057	$	3,649,102

See auditor's report on supplemental information

CORBY CAPITAL MARKETS, INC.
Computation of Net Capital Requirements Pursuant to
SEC Rule 15c3-1
December 31, 2004 and 2003

	2004	2003
Capital and allowable subordinated liabilities:		
Common stock	$ 9,251	$ 9,251
Additional paid in capital	957,550	957,550
Treasury stock	(167,500)	(121,000)
Retained earnings	942,306	704,756
Subordinated liabilities	0	330,221
Preferred stock	330,221	0
Total capital and subordinated liabilities	2,071,828	1,880,778
Unallowable assets:		
Property and equipment	37,116	49,994
Loan receivable	0	2,514
Deferred income taxes	1,512	0
Deposits	25,447	25,280
Prepaid expenses	51,611	50,467
Security haircuts	267,830	401,914
Total unallowable assets	383,516	530,169
Net Capital	$ 1,688,312	$ 1,350,609

See auditors' report on supplemental information

CORBY CAPITAL MARKETS, INC.

Reconciliation of Unaudited Computation
of Net Capital to Audited Computation of Net Capital
December 31, 2004

Unaudited net capital at December 31, 2004	$	2,072,488
Net audit adjustments affecting capital:		
1. To adjust prepaids and equipment		(4,123)
2. To adjust accounts payable, accrued expenses income taxes payable, and other liabilities		3,463
Audited net capital at December 31, 2004	$	2,071,828

See auditors' report on supplemental information

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

JOHN A. DUNN, CPA
MEREDITH HOBAN DUNN, CPA

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Corby Capital Markets, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Westwood, Massachusetts
February 21, 2005